Exhibit 99.1

Amendment to the Notice of the 50th Ordinary General Meeting of Shareholders

The Notice of the 50th Ordinary General Meeting of Shareholders (originally filed on February 14, 2018; the “Notice”) is amended as follows. The amended Notice is attached hereto. Except as expressly amended herein, there is no other amendment or modification.

1.	Agenda 1: Any reference to Appendix 1 of the Notice, Consolidated Financial Statements, shall be referred to the 6-K filing submitted on February 28, 2018 (File/Film Number: 001-13368/18648952). Any reference to Appendix 2 of the Notice, Separate Financial Statements, shall be referred to the 6-K filing submitted on February 28, 2018 (File/Film Number: 001-13368/18648967)

2.	Agenda 4: One of the candidates for the election of Outside Directors, Park, Kyung-Suh, resigned due to a personal reason. Accordingly, the number of Outside Directors to be elected is three (3) persons. Any information referenced to Park, Kyung-Suh is deleted in its entirety, and the footnote marked as “ ” is deleted in its entirety.

To Shareholders

Notice of the 50th Ordinary General Meeting of Shareholders

We hereby notify you that the 50th Ordinary General Meeting of Shareholders will be held as follows in accordance with the Article 20 of the Articles of Incorporation (“AOI”).

1. Date: March 9, 2018, 9:00 am

2. Place: POSCO Center, Teheran-ro 440, Gangnam-gu, Seoul, 135-777, Korea

3. Agenda

Agenda 1 : Approval of the 50th FY Financial Statements

[Description of the Proposal]

Pursuant to Article 449 of the Korean Commercial Act and Article 53 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders approve the 50th Fiscal Year Financial Statements.

•	Consolidated Financial Statements: See Appendix 1

•	Separate Financial Statements: See Appendix 2

Agenda 2: Partial Amendments to Articles of Incorporation

[Description of the Proposal]

Pursuant to Article 433 of the Korean Commercial Act and Article 24 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders approve the Partial Amendments to Articles of Incorporation.

☐ 2-1 : Purpose of the Company Business

The Company has LNG business as one of the businesses of the Company in accordance with the Articles of Incorporation. The Company has purchased and utilized LPG since 2004, and contracted a long-term purchase agreement of LPG. The Company now intends to engage in LPG business that includes selling of LPG held by the Company in surplus. To do such business under the Korean law, the statement in the Articles of Incorporation is required to be amended.

Existing Article	Amendment

Article 2. Purpose	Article 2. Purpose

4. To engage in the supply of LNG and power generation as well as in the distribution business thereof and in the resources development business	4. To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business

☐ 2-2: Number of the Directors

In consideration of improving corporate governance, promoting future growth and increasing diversity of the Company’s business landscape, the Company is demanded to further reinforce professional skill sets in the Board of Directors. Therefore, the Company submits to the AGM to increase the number of directors from twelve (12) to thirteen (13). In regards to the number of Inside and Outside Directors, it is proposed to add one (1) more Outside Director in the Board. Hence, it shall be specified in the Articles of Incorporation that Outside Directors shall be eight (8) persons or less, and Inside Directors shall be five (5) persons or less.

Existing Article	Amendment

Article 27. Number of the Directors	Article 27. Number of the Directors

The total number of Directors of the Company shall be at least three (3) but no more than twelve (12) Directors, among which the Outside Directors shall constitute the majority of the total number of the Directors.	The total number of Directors of the Company shall be at least three (3) but no more than thirteen (13) Directors, among which the Outside Directors shall be eight (8) persons or less and Inside Directors shall be five (5) persons or less. The Outside Directors shall constitute the majority of the total number of the Directors.

☐ 2-3: Reorganization of Special Committees

The Company’s Board of Directors is engaged in six (6) Special Committees to conduct different functions. As there are some parallel functions, integration and streamlining of the Special Committees is required to raise up further efficiency of the Board and to allow Directors to concentrate on the agenda items of each Board Meeting.

In this regard, the Company proposes to the AGM that the Board of Directors’ Special Committees shall be reorganized. Audit Committee, Evaluation and Compensation Committee, and Executive Management Committee shall be remained. The functions of Finance and Operation Committee shall be separated and merged into the two renamed Committees i.e. Director Candidate Recommendation and Management Committee, and Finance and Related Party Transactions Committee.

Existing Article	Amendment

Article 29-2. Recommendation of Inside Director Candidate other than the Chairman and the Representative Director	Article 29-2. Recommendation of Inside Director Candidate other than the Chairman and the Representative Director

A candidate for Inside Director other than the Chairman and the Representative Director shall be recommended by the Board of Directors after his qualification is approved by the Director Candidate Recommendation Committee as prescribed in Paragraph (1) of Article 45.	A candidate for Inside Director other than the Chairman and the Representative Director shall be recommended by the Board of Directors after his qualification is approved by the Director Candidate Recommendation and Management Committee as prescribed in Paragraph (1) of Article 45.

Article 30. Recommendation of Candidate for Outside Directors	Article 30. Recommendation of Candidate for Outside Directors

(1) A candidate for Outside Director shall be recommended by the Director Candidate Recommendation Committee as prescribed in Paragraph (1) of Article 45. Such candidates shall be among those qualified persons as prescribed in Article 31.	(1) A candidate for Outside Director shall be recommended by the Director Candidate Recommendation and Management Committee as prescribed in Paragraph (1) of Article 45. Such candidates shall be among those qualified persons as prescribed in Article 31.

(2) A shareholder holding voting shares of the Company may recommend a candidate for Outside Director to the Director Candidate Recommendation Committee by the exercise of the shareholder proposal right under the applicable legislation.

(3) The Director Candidate Recommendation Committee shall determine the details regarding recommendation for, and evaluation on qualification of, candidates for Outside Director.

(2) A shareholder holding voting shares of the Company may recommend a candidate for Outside Director to the Director Candidate Recommendation and Management Committee by the exercise of the shareholder proposal right under the applicable legislation.

(3) The Director Candidate Recommendation and Management Committee shall determine the details regarding recommendation for, and evaluation on qualification of, candidates for Outside Director.

Article 45. Special Committees	Article 45. Special Committees

(1) The Company shall have special committees under the control of the Board of Directors as follows:

1. Director Candidate Recommendation Committee;

2. Evaluation and Compensation Committee;

3. Finance and Operation Committee;

4. Executive Management Committee;

5. Audit Committee; and

6. Related Party Transactions Committee.

(1) The Company shall have special committees under the control of the Board of Directors as follows:

1. Director Candidate Recommendation and Management Committee;

2. Evaluation and Compensation Committee;

3. Finance and Related Party Transactions Committee;

4. Executive Management Committee; and

5. Audit Committee.

Agenda 3: Election of Inside Directors

[Description of the Proposal]

Pursuant to Article 382 of the Korean Commercial Act and Article 28 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders appoint Inside Directors of the Company.

•	Number of Inside Directors to be Elected: 4 Directors

•	Candidates

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with the largest shareholders	Term
Recommended by

Oh, In-Hwan	September 15, 1958

(Present) President & Representative Director, POSCO(Chief Operating Officer)

Senior Executive Vice President & Inside

Director, POSCO(Head of Steel Business Division)

Executive Vice President, POSCO

(Head of Steel Business Strategy Division)

M.A. in Economics, Yonsei University

			None	None	1 Year
Board of Directors

Chang, In-Hwa	August 17, 1955

(Present) Senior Executive Vice President & Inside Director, POSCO (Head of Steel Production Division)

Senior Executive Vice President, POSCO

(Head of Technology and Investment Division)

Executive Vice President, POSCO

(New Business Development Dept.)

Ph.D. in Ocean Engineering, Massachusetts Institute of Technology

			None	None	1 Year
Board of Directors

Yu, Seong	March 4, 1957

(Present) Senior Executive Vice President & Inside Director, POSCO

(Head of Technology & Investment Division)

Executive Vice President, POSCO

(Energy Storage Materials Business Dept.)

Senior Vice President, POSCO

(Managing Director, POSCO Japan)

MBA, Graduate School for Information Technology of POSTECH

			None	None	1 Year
Board of Directors

Chon, Jung-Son	August 26, 1962

(Present) President & Representative Director,

POSCO C&C

Executive Vice President, POSCO

(Head of Corporate Strategy Dept.)

Senior Vice President, POSCO
(Head of Raw Materials Purchase Dept.)

B.A. in Law, Korea University

		None	None	1 Year
Board of Directors

Agenda 4: Election of Outside Directors

[Description of the Proposal]

Pursuant to Article 382 of the Korean Commercial Act and Article 28 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders appoint Outside Directors of the Company.

•	Number of Outside Directors to be Elected: 3 Directors

•	Candidates

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with the largest shareholders	Term
Recommended by

Kim, Sung-Jin	April 18, 1949

President of Hankyong National University

Minister of Maritime Affairs and Fisheries

Administrator of the Small and Medium Business Administration

Former Secretary to the President on Policy Planning and Industrial policy

Director General of the Social Budget Bureau, National Budget Administration

Director General of the Finance & Economy Bureau and Industrial Policy Bureau , Office of the Prime Minister

M.A. and Ph.D. in Economics, Kansas State University

			None	None	3 Years
Director Candidate Recommendation Committee

Kim, Joo- Hyun	October 11, 1952

(Present) President & CEO, The financial news

President, Future Korea Institute, Kookmin University

Vice President, The Association of Korean Economic Studies

President & CEO, Hyundai Research Institute

Member of the President Advisory Committee of PCSD

Member of the Business & Industry Advisory Committee to the OECD

Ph.D. in Finance, Arizona State University

[Special Committee Participation]

Director Candidate Recommendation Committee (100% attendance)

Evaluation and Compensation Committee(100% attendance)

Audit Committee(100% attendance)

Related Party Transactions Committee(80% attendance)

		None	None	3 Years
Director Candidate Recommendation Committee

Bahk, Byong-Won	September 24, 1952

(Present) Chairman of Korea Employers Federation

President, National Happiness Fund

Chairman of The Korea Federation of Banks

Senior Economic Advisor to the President of Korea

CEO & Chairman of the Board,

Woori Bank

Vice Minister, Ministry of Finance and Economy

M.A. in Economics, University of Washington, Seattle

[Special Committee Participation]

Evaluation and Compensation Committee(100% attendance)

Finance and Operation Committee(100% attendance)

		None	None	3 Years
Director Candidate Recommendation Committee

Agenda 5: Election of Audit Committee Member

[Description of the Proposal]

Pursuant to Article 415-2, 542-11 and 542-12 of the Korean Commercial Act and Article 48 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders appoint an Audit Committee Member of the Company.

•	Number of Audit Committee Member: 1 Member

•	Candidate

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with the largest shareholders	Term
Recommended by

Bahk, Byong-Won	September 24, 1952

(Present) Chairman of Korea Employers Federation

President, National Happiness Fund

Chairman of The Korea Federation of Banks

Senior Economic Advisor to the President of Korea

CEO & Chairman of the Board,

Woori Bank

Vice Minister, Ministry of Finance and Economy

M.A. in Economics, University of Washington, Seattle

[Special Committee Participation]

Evaluation and Compensation Committee(100% attendance)

Finance and Operation Committee(100% attendance)

			None	None	3 Years
Director Candidate Recommendation Committee

Agenda 6: Approval of Limit of Total Remuneration for Directors

[Description of the Proposal]

Pursuant to Article 388 of the Korean Commercial Act and Article 36 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders approve Limit of the Total Remuneration for Directors in the 51st fiscal year.

☐ The Limit (to be approved) of the Total Remuneration in the 51st fiscal year :

KRW 10.0 billion

☐ The Limit (approved) of the Total Remuneration in the 50th fiscal year :

KRW 10.0 billion